SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

MI MERGER CO.

SIEMENS MEDICAL SOLUTIONS USA, INC.

SIEMENS AKTIENGESELLSCHAFT

(Names of Filing Persons (offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Kenneth R. Meyers, Esq.

Siemens Corporation

153 East 53rd Street

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stephen M. Besen, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,027,149,733.50	$120,895.53

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.50, the per share tender offer price, by 50,104,867, the sum of the 47,956,322 issued and outstanding shares of common stock as of March 17, 2005 and the 2,148,545 shares of common stock subject to vested options, warrants and deferred stock units.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,895.53	Filing Party: Siemens Aktiengesellschaft
Form or Registration No.: Schedule TO	Date Filed: April 1, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 1, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on April 8, 2005 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on April 13, 2005 (as so amended, the “Schedule TO”), by Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens AG, and MI Merger Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all the shares of common stock, par value $0.01 per share, including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of May 21, 2002, between the Company (defined below) and SunTrust Bank, as rights agent (together, the “Shares”), of CTI Molecular Imaging, Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $20.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

“The putative class action initiated on March 22, 2005 by the City of Monroe Employees’ Retirement System against the Company and members of the Board in the Chancery Court for Knox County, Tennessee, Sixth Judicial District at Knoxville was removed to the United States District Court for the Eastern District of Tennessee on April 15, 2005. On April 26, 2005, the District Court denied plaintiff’s request for a temporary restraining order to enjoin the consummation of the Offer.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005

MI MERGER CO.

By:	/s/ JAMES RUGER
	Name:	James Ruger
	Title:	Vice President and Treasurer

By:	/s/ KENNETH R. MEYERS
	Name:	Kenneth R. Meyers
	Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005

SIEMENS MEDICAL SOLUTIONS USA, INC.

By:	/s/ HERMANN REQUARDT
	Name:	Hermann Requardt
	Title:	Vice Chairman

By:	/s/ JAMES RUGER
	Name:	James Ruger
	Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ HERMANN REQUARDT
	Name:	Hermann Requardt
	Title:	Group Executive Vice President

By:	/s/ GOETZ STEINHARDT
	Name:	Goetz Steinhardt
	Title:	Group Executive Vice President